Exhibit 99.1

Form 604

Corporations Act 2001

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alterity Therapeutics ltd (ATH)
ACN/ARSN	080 699 065

1.	Details of substantial holder (1)

Name	Regal Funds Management Pty Limited and its associates (see Annexure 1)
ACN/ARSN (if applicable)	-

There was a change in the interests of the substantial holder on	10/10/2025
The previous notice was given to the company on	8/04/2025
The previous notice was dated	4/04/2025

2.	Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Current notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
ORDINARY	1,255,948,179	13.76%	1,623,521,925	14.93%*

*	The % substantial is based on the shares on issue of 10,875,416,329 as disclosed by the Company on 15-09-2025.

3.	Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)	Class and number of securities
See Annexure 2

4.	Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person’s votes
Regal Funds Management Pty Ltd and its associates	UBS NOMINEES PTY LTD	UBS AG, AUSTRALIA BRANCH	Power to control the exercise of a power to dispose of securities	1,017,244,356 ORDINARY	1,017,244,356
Regal Funds Management Pty Ltd and its associates	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED A/C 2	MORGAN STANLEY & CO INTL PLC	Power to control the exercise of a power to dispose of securities	138,522,571 ORDINARY	138,522,571
Regal Funds Management Pty Ltd and its associates	MERRILL LYNCH (AUS) NOMINEES PTY LTD	MERRILL LYNCH INTERNATIONAL LIMITED	Power to control the exercise of a power to dispose of securities	54,229,997 ORDINARY	54,229,997
Regal Funds Management Pty Ltd and its associates	J.P. MORGAN PRIME NOMINEES LTD	J.P MORGAN SECURITIES PLC	Power to control the exercise of a power to dispose of securities	65,853,821 ORDINARY	65,853,821
Regal Funds Management Pty Ltd and its associates	CITICORP NOMINEES PTY LIMITED	CITIGROUP GLOBAL MARKETS LIMITED	Power to control the exercise of a power to dispose of securities	179,152,998 ORDINARY	179,152,998
Regal Funds Management Pty Ltd and its associates	J.P. MORGAN NOMINEES AUSTRALIA LTD	J.P MORGAN NOMINEES AUSTRALIA LTD	Power to control the exercise of a power to dispose of securities	168,518,182 ORDINARY	168,518,182

5.	Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A

6.	Addresses

The addresses of persons named in this form are as follows:

Name	Address
REGAL FUNDS MANAGEMENT PTY LIMITED	LEVEL 46, GATEWAY, 1 MACQUARIE PLACE, SYDNEY NSW 2000
REGAL PARTNERS LIMITED	LEVEL 46, GATEWAY, 1 MACQUARIE PLACE, SYDNEY NSW 2000

Signature

print name	Ian Cameron	capacity	Director

sign here	/s/ Ian Cameron	date	14/10/2025

Annexure 1

Details of Substantial Holders

ACN	Name
107 576 821	REGAL FUNDS MANAGEMENT PTY LIMITED
129 188 450	REGAL PARTNERS LIMITED

Annexure 2

Changes in Relevant Interests

Date	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Number of securities affected	Class of securities	Persons votes affected
7/04/2025	Regal Funds Management Pty Limited (and Regal Partners Limited by virtue of control of Regal Funds Management Pty Limited)	Sell	1330000.00	190000000	Ordinary	190000000
7/04/2025	Regal Funds Management Pty Limited (and Regal Partners Limited by virtue of control of Regal Funds Management Pty Limited)	Buy	1330000.00	190000000	Ordinary	190000000
21/07/2025	Regal Funds Management Pty Limited (and Regal Partners Limited by virtue of control of Regal Funds Management Pty Limited)	Buy	294000.00	21000000	Ordinary	21000000
10/09/2025	Regal Funds Management Pty Limited (and Regal Partners Limited by virtue of control of Regal Funds Management Pty Limited)	Buy	2524491.24	210374270	Ordinary	210374270
2/10/2025	Regal Funds Management Pty Limited (and Regal Partners Limited by virtue of control of Regal Funds Management Pty Limited)	Buy	743826.60	75134000	Ordinary	75134000
6/10/2025	Regal Funds Management Pty Limited (and Regal Partners Limited by virtue of control of Regal Funds Management Pty Limited)	Buy	316679.00	28789000	Ordinary	28789000
10/10/2025	Regal Funds Management Pty Limited (and Regal Partners Limited by virtue of control of Regal Funds Management Pty Limited)	Buy	355041.24	32276476	Ordinary	32276476

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